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3/6/2003

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SE COMMISSION
549

03002878

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 19 2003 WASH. D.C. 181

SEC FILE NUMBER
8-49580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERVEST SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 ROCKEFELLER PLAZA, SUITE 1015
(No. and Street)

NEW YORK	NY	10020-1903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEAN DANSKER (212) 757-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EICHLER BERGSMAN AND CO., LLP
(Name – *if individual, state last, first, middle name*)

404 PARK AVENUE SOUTH, SUITE 700	NEW YORK	NEW YORK	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

08
3/6

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean Dansker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intervest Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jean Dansker
Signature

Secretary
Title

Joseph R. Brown
JOSEPH R. BROWN
Notary Public, State of New York
No. 1BR5031872
Qualified in Suffolk County
Commission Expires 8/15/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Exempt
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. or that none exist.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERVEST
SECURITIES CORPORATION

FINANCIAL STATEMENTS AND REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

INTERVEST SECURITIES CORPORATION

DECEMBER 31, 2002

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To the Stockholder and
Board of Directors
Intervest Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Intervest Securities Corporation as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest Securities Corporation as at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eichler Bergsman + Co., LLP

New York, New York
January 20, 2003

INTERVEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 211,525
Refundable income taxes	433
Total assets	$ 211,958

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 4,373
Stockholder's equity:	
Common stock, no par value; authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	72,400
Retained earnings	135,085
	207,585
Total liabilities and stockholder's equity	$ 211,958

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Commissions - affiliate	$ 58,000
Interest income	4,819
	62,819
Expenses:	
Professional fees	6,513
Regulatory fees and expenses	6,246
Other expenses	1,863
	14,622
Income before income taxes	48,197
Provision for income taxes	14,770
Net income	$ 33,427

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Issued Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2002	100	$ 100	$ 72,400	$ 101,658	$ 174,158
Net income - 2002	-	-	-	33,427	33,427
Balance at December 31, 2002	100	$ 100	$ 72,400	$ 135,085	$ 207,585

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities:	
Net income	$ 33,427
Decrease in refundable income taxes	2,124
Increase in accrued expenses	1,873
Net cash provided by operating activities	37,424
Increase in cash and cash equivalents	37,424
Cash and cash equivalents, beginning of year	174,101
Cash and cash equivalents, end of year	211,525
Supplemental cash flows disclosure:	
Income tax payments	$ 12,700

The accompanying notes are an integral part of these financial statements

INTERVEST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Intervest Securities Corporation ("the Company") was formed as a New York State corporation on August 8, 1996 for the purpose of operating as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company's application for registration was granted by the Securities and Exchange Commission on September 4, 1996, and NASD membership was approved as of May 13, 1997.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

The Company considers money market accounts and other highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Commissions

Commissions are recorded as earned on the accrual basis.

d) Concentration of credit risk

The Company places its operating cash account and temporary cash investments with one higher credit-quality bank. The total on deposit or invested is generally in excess of the FDIC insurance limit. The Company has not experience any losses due to the aforementioned situation.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule [Rule 15c3-1(a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2002, the Company's net capital was $207,585.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2002, all of the Company's commissions were earned in transactions with an affiliated company.

The Company utilizes the facilities of affiliated entities. The Company is being charged $100 per month by the affiliates for its share of office rent and telephone cost.

In December, 2002, Intervest Bancshares Corporation ("Bancshares"), an affiliated public company, entered into an agreement with the sole shareholder of the Company, pursuant to which Bancshares will acquire all of the common stock of the Company in exchange for 30,000 shares of Bancshares' Class B Common Stock. This transation is subject to the approval of the NASD and the Federal Reserve Bank of New York and is expected to close in the first quarter of 2003.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following current taxes:

Federal	$ 6,283
State and local	8,487
	$ 14,770

No temporary differences exist between financial accounting and tax reporting.

NOTE 5 - INCOME TAXES (Cont'd)

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate follows:

Tax computed based upon the statutory federal rate	$16,387
State and local income tax, net of federal income tax benefit	7,214
Federal rate - income bracket adjustment	(9,157)
Other	326
Total	$14,770

INTERVEST SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2002

Total stockholder's equity	$ 207,585
Total stockholder's equity qualified for net capital	207,585
Minimum net capital requirement	5,000
Excess net capital	$ 202,585
Schedule of aggregate indebtedness:	
Accrued expenses	$ 4,373
Ratio of aggregate indebtedness to net capital	.0216

Reconciliation with Company's computation of net capital as reported in the unaudited Part IIA of Form X17a-5 (FOCUS report) as of December 31, 2002:

Net capital per FOCUS report	$ 209,759
Less: audit adjustment – increase in accrued expenses	2,174
	$ 207,585

INTERVEST SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Company does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.